15046055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 38 Degree Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Hawkview Street
(No. and Street)

Portola Valley	CA	94028
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vito Palermo -650-529-1061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Vito Palermo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 38 Degree Advisors Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

See Attached Acknowledgment

~~Notary Public~~

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Mateo)

On February 23, 2015 before me, Michelle Bogosian, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Vito Palermo
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public



MICHELLE BOGOSIAN
NOTARY PUBLIC-CALIFORNIA
SAN MATEO
My Commission Expires

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

38 DEGREE ADVISORS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014

38 DEGREE ADVISORS, INC.

CONTENTS

MC

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Shareholders of 38 Degree Advisors, Inc.

We have audited the accompanying financial statements of 38 Degree Advisors, Inc. which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 38 Degree Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of 38 Degree Advisors, Inc.'s financial statements. The supplemental information is the responsibility of 38 Degree Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 3, 2015

38 DEGREE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets		
Cash	$	131,145
Accounts receivable		66,000
Property and equipment, net		2,818
Other assets		2,000
Total assets	$	201,963
Liabilities and shareholder's equity		
Liabilities		
Accrued liabilities	$	20,449
Total liabilities		20,449
Shareholder's equity		
Shareholder's equity		34,791
Retained earnings		146,723
Total shareholder's equity		181,514
Total liabilities and shareholder's equity	$	201,963

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2014

Revenue	
Unregulated Revenue	$ 252,450
Other income	2,750
Total revenue	255,200
Expenses	
Professional Services	52,485
Professional Fees - FICA/CCO	23,125
Rent	23,018
Marketing	20,298
Professional Fees - All Other	17,907
Insurance expense	16,757
Dues and Subscriptions	12,479
Other operating expenses	29,491
Total expenses	195,560
Net Income (loss)	$ 59,640

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2014

Shareholder's equity, beginning of year	$	123,355
Shareholder contributions		2
Shareholder withdrawals		(1,483)
Net income (loss)		59,640
Shareholder's equity, end of year	$	181,514

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014	
Cash flows from operating activities	
Net Income (loss)	$ 59,640
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	16,708
Other assets	(500)
Accrued liabilities	17,392
Net cash provided by (used in) operating activities	93,240
Cash flows from investing activities	
Capital purchases of property & equipment	(2,818)
Net cash provided by (used in) investing activities	(2,818)
Cash flows from financing activities	
Shareholder contributions	2
Shareholder withdrawals	(1,483)
Net cash provided by (used in) financing activities	(1,481)
Net change in cash and cash equivalents	88,941
Cash and cash equivalents, beginning of year	42,204
Cash and cash equivalents, end of year	$ 131,145
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Income tax payments	$ -

See accompanying notes to financial statements.

38 DEGREE ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

38 Degree Advisors Inc (the "Company") was formed as a sub-chapter S corporation under the laws of the State of California in October 2010. Since May 2014, The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company advises on or facilitates private placement equity or debt offerings in addition to providing advisory services to facilitate mergers or acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combinations. Private placement transactions could include sales of private equity or debt securities, and warrants to institutional and accredited investors. The Company also provides non-regulated services in the areas of interim executive management and strategic & business consulting.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital, M&A advisory services, interim executive management and strategic and business consulting. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes

The Company is organized in the state of California as a sub-chapter S corporation. The Company has elected to be treated as a sub-chapter S corporation for federal income tax purposes and does not record a provision or liability for income taxes. The shareholders report their share of the Company's income or loss on their tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Management has evaluated the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740 "Income Taxes" to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. The prior three tax years generally remain subject to examination by the U.S. Federal and most state tax authorities.

38 DEGREE ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's adjusted net capital was approximately $111,000 which exceeded the requirement by approximately $106,000.

3. Related party transactions

The Company receives fees for consulting and professional services from Secret Golf Inc. The Managing Director of the Company is the interim CEO of Secret Golf Inc. and has ownership interest in Secret Golf Inc as well. During 2014 the revenue earned for these consulting services was $133,500 and the Company has an accounts receivable at year-end of $63,000 from Secret Golf Inc.

4. Leases

The Company has an operating lease for office space that part of an Expense Sharing Agreement between the Company and its Managing Director. Rent expense for the year ended December 31, 2014 was $23,018.

5. Subsequent events

These financial statements were approved by management and available for issuance on February 3, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments.

38 DEGREE ADVISORS, INC.

SUPPLEMENTAL INFORMATION

December 31, 2014

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total Shareholders' Equity qualified for net capital	$	181,514
Less: Non allowable assets		(70,818)
Net capital		110,696
Haircut on securities		
Adjusted net capital		110,696
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,364 or $5,000 whichever is greater		5,000
Excess net capital	$	105,696

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2014.	$	110,696
No difference		-
Net capital per above computation	$	110,696

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2014.

38 DEGREE ADVISORS, INC.

SUPPLEMENTAL INFORMATION

December 31, 2014

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2014

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Shareholders
38 Degree Advisors, Inc.
Woodside, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by 38 Degree Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating 38 Degree Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. 38 Degree Advisors, Inc.'s management is responsible for 38 Degree Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 3, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069315 FINRA DEC
38 Degree Advisors Inc
3 Hawkview Street
Portola Valley CA 94028-8037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vito Palermo 650-529-1061

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

38 Degree Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of February, 20 15.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 2014
and ending Dec 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $255,200

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Non-regulated consulting services 255,200

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 255,200

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0025 $0

(to page 1, line 2.A.)

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Shareholders of 38 Degree Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 38 Degree Advisors, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which 38 Degree Advisors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k (2)(i), (the "exemption provisions") and (2) 38 Degree Advisors, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. 38 Degree Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 38 Degree Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 12, 2015

38° ADVISORS

February 3, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, 38 Degree Advisors, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

38 Degree Advisors, Inc. met the exemption provided above for the period ending December 31, 2014.

Sincerely,

Vito E. Palermo
Managing Director

Main Address: 3 Hawkview Street, Portola Valley, CA 94028
Mailing Address: 2995 Woodside Road, Woodside, CA 94062
Member FINRA/SIPC